Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file numbers: 333-175537; 333-176756
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

TRELAWNEY COMMENCES COMPULSORY ACQUISITION OF AUGEN GOLD CORP. SHARES

October 14, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney”) (TSXV: TRR, Frankfurt: RTW) announces today that it will be acquiring all of the common shares (“Augen Gold Shares”) of Augen Gold Corp. (“Augen Gold”) that it does not already own pursuant to the compulsory acquisition provisions of the Business Corporations Act (Ontario) (the “Act”).

As a result of Trelawney’s successful takeover bid (the “Offer”) for Augen Gold that expired on September 23, 2011, Trelawney now holds approximately 93% of the outstanding Augen Gold Shares.  Trelawney intends to acquire the remaining 7% that it does not currently own by compulsory acquisition on or before November 4, 2011.  Under the compulsory acquisition, Augen shareholders who do not elect to exercise dissent rights pursuant to the Act, will receive 0.0862 of a common share of Trelawney for each Augen Gold Share they own.  A notice of compulsory acquisition will be mailed to the shareholders of Augen Gold today and a copy of the notice is available online at www.sedar.com or www.trelawneymining.com.

Following completion of the compulsory acquisition, Trelawney will take the necessary steps to delist Augen Gold from the TSX Venture Exchange.

Augen shareholders are encouraged to contact Equity Financial Trust Company for further information on the compulsory acquisition procedures and any other information relating to the Offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen Gold. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

U.S. Investors and Securityholders

In connection with the Offer, Trelawney has filed relevant materials with the United States Securities and Exchange Commission (the “SEC”), including one or more registration statements that contain a prospectus.  U.S. investors and U.S. securityholders are urged to read these documents and any other relevant documents filed by Trelawney with the SEC, as well as any amendments or supplements to these documents because they contain important information.  U.S. Investors and U.S. securityholders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to Trelawney’s Information Agent, Laurel Hill Advisory Group or at Trelawney’s website at www.trelawneymining.com.  U.S. investors and U.S. securityholders are urged to read the prospectus and the other relevant materials before making any investment decision with respect to the Offer.

About Trelawney

Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company’s current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

About Augen Gold

Augen Gold is a gold exploration company with 23,685 hectares of staked and patented mining claims in the Southern Swayze Greenstone Belt, including the formerly producing Jerome Gold Mine. The claims cover a 45-kilometre long section of the Ridout Deformation Zone, believed to be the western extension of the Kirkland Lake/Larder Lake Break. The geological setting is comparable to the major gold camps of Timmins and Kirkland Lake, and the claims contain numerous gold showings that have received very little historical exploration.

For further information:

Equity Financial Trust Company
North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail:  investor@equityfinancialtrust.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer is available by referring to the offer to purchase and take-over bid circular filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.